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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

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         NOTIFICATION OF LATE FILING                   SEC FILE NUMBER
                                                           0-19472
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                                                         CUSIP NUMBER
                                                           15115610
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                                    (Check One)

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ x ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

               For Period Ended: June 30, 1998
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended: ___________________________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I --REGISTRANT INFORMATION

                              CELLPRO, INCORPORATED
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Full Name of Registrant


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Former Name if Applicable

                              22215 26TH AVENUE SE
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Address of Principal Executive Office (Street and Number)

                                BOTHELL, WA 98021
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City, State and Zip Code


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PART  II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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
[  x  ]           (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[  x  ]           (b)     The subject annual report, semi-annual report, transition report on Form 10 K, Form
                          20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[     ]           (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

On August 11, 1998, the United States Court of Appeals for the Federal Circuit issued an opinion in that certain litigation captioned The Johns Hopkins University, Baxter Healthcare Corporation and Becton Dickinson and Company v. CellPro, Incorporated. The opinion will have the effect of severely restricting the Company's ability to operate its business as currently conducted. As a result, the Company requires additional time to determine the effect of the opinion on the Company's operations and additional time to determine the appropriate disclosures required to report the impact of the opinion in the Quarterly Report on Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        MARK HANDFELT              (425)                    485-7644
           (Name)               (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

        [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
        portion thereof?  [ ] Yes    [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              CellPro, Incorporated
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 1998                  By       /s/ Richard D. Murdock
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                                                 Richard D. Murdock
                                                 President, Chief Executive
                                                 Officer and Director


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